Main Place Funding, LLC

Exhibit 12. Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Three Months Ended March 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Income before taxes	$33,929	$403,519	$808,855	$911,225	$1,257,141	$2,341,426
Fixed charges:
Interest expense	—	20,450	138,630	339,016	477,810	1,056,419
Amortization of debt discount and appropriate issuance costs	—	675	2,036	2,962	3,306	3,128

Total fixed charges	—	21,125	140,666	341,978	481,116	1,059,547
Earnings before fixed charges	$33,929	$424,644	$949,521	$1,253,203	$1,738,257	$3,400,973

Fixed charges	$—	$21,125	$140,666	$341,978	$481,116	$1,059,547

Ratio of Earnings to Fixed Charges	0.00	20.10	6.75	3.66	3.61	3.21